UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The Hanover Insurance Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

440 Lincoln Street Worcester, MA	01653
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

Item 1. Description of Registrant’s Securities to be Registered.

On December 16, 1997, the Board of Directors (the “Board”) of The Hanover Insurance Group, Inc. (formerly known as Allmerica Financial Corporation) (the “Company”) declared a dividend of one purchase right (a “Right”) for every outstanding share of the Company’s common stock, $.01 par value (the “Common Stock”). The Rights were distributed on or about December 29, 1997 to stockholders of record as of the close of business on December 29, 1997 (the “Dividend Record Date”). The terms of the Rights are set forth in a Rights Agreement dated as of December 16, 1997 (the “Rights Agreement”) between the Company and First Chicago Trust Company of New York (the “Rights Agent”). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the “Distribution Date” (as defined below).

On December 30, 2006, the Company adopted Amendment No. 1 to the Rights Agreement (“Amendment No. 1”), the terms of which are described below.

Each Right entitles the holder to purchase from the Company one share of Common Stock at a price of $200 per share, subject to adjustment. The Rights will expire on December 15, 2007 (the “Expiration Date”), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company’s Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company’s Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person (an “Acquiring Person”), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the “Stock Acquisition Date”) or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 15% or more of the Company’s outstanding Common Stock. After the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights. The Board of Directors may delay the distribution of the certificates. Amendment No. 1 provides that no person shall become an Acquiring Person solely as a result of decreases in the outstanding number of shares of Common Stock, provided that such person does not thereafter purchase, or otherwise acquire or obtain the right to acquire, beneficial ownership of any additional shares of Common Stock.

If, at any time after December 16, 1997, any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company’s Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Also, in the event that the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 16, 1997 (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). The Board, however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such Person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

The exercise price of the Rights, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

At any time prior to the Expiration Date or the earlier redemption of the Rights, the Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right (the “Redemption Price”), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates, or their transferees).

The form of Rights Agreement dated as of December 16, 1997 between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is attached hereto as an exhibit. The form of Amendment No. 1 is also attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated herein by reference.

Item 2. Exhibits.

1.	Rights Agreement dated as of December 16, 1997 (“Rights Agreement”) between the Company and First Chicago Trust Company of New York, as Rights Agent.

2.	Form of Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

3.	Summary of Rights (attached as Exhibit B to the Rights Agreement).

4.	Amendment No. 1 to Rights Agreement dated as of December 30, 2005, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE HANOVER INSURANCE GROUP, INC.

Date: April 6, 2006	By:	/s/ Edward J. Parry, III
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

The following designated exhibits are filed herewith:

1.	Rights Agreement dated as of December 16, 1997 (“Rights Agreement”) between the Company and First Chicago Trust Company of New York, as Rights Agent.

2.	Form of Rights Certificate (attached as Exhibit A to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

3.	Summary of Rights (attached as Exhibit B to the Rights Agreement).

4.	Amendment No. 1 to Rights Agreement dated as of December 30, 2005, between the Company and Computershare Trust Company (as successor to First Chicago Trust Company of New York), as Rights Agent.